UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              HAIN FOOD GROUP, INC.
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    405219106
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 1998
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 13

                                                              Page 2 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

               White Rock Capital Partners, L.P.

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3         SEC Use Only

4         Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  210,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   210,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            210,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.81%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

               White Rock Capital Management, L.P.

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  22,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,344,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   22,000
    With
                           10       Shared Dispositive Power
                                            2,344,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,366,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    20.37%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,366,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,366,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,366,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    20.37%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  55,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,366,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   55,000
    With
                           10       Shared Dispositive Power
                                            2,366,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,421,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            20.85%

14       Type of Reporting Person*

                  IN; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  25,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,366,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   25,000
    With
                           10       Shared Dispositive Power
                                            2,366,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,391,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    20.59%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 15 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Hain Food Group, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 20% of the outstanding Shares.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 50 Charles Lindbergh Blvd., Uniondale, New York 11553.

Item 2.        Identity and Background.

               This Statement is filed on behalf of White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"), White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons"). This Statement on
Schedule 13D relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"), pursuant to separate investment advisory contracts (collectively, the "White Rock Contracts").

               This Statement also relates to Shares held for the accounts of White Rock Partners, White Rock Management and Joseph U. Barton, as well as options acquired by Thomas U. Barton (the "Barton Options") for his own personal account, pursuant to an arrangement between Donaldson, Lufkin & Jenrette Securities Corporation and Thomas U. Barton providing for the trading of options to acquire securities, including the Shares, at a strike price typically equivalent to the current market price on the date such option is acquired.

               The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Each of White Rock Partners, White Rock Management and White Rock, Inc. is engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton, both of whom are United States citizens, are the shareholders of White Rock, Inc. The principal occupation of each of Thomas U. Barton and Joseph U. Barton is their position as officers of White Rock at White Rock's principal office. The principal business address of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

               During the past five years, none of the Reporting Persons, the White Rock Clients and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               White Rock Management expended approximately $4,756,842 of the working capital of White Rock Clients to purchase the Shares reported herein as being acquired since March 12, 1998 (60 days prior to the date hereof).

               The Shares (and securities derivative thereof) held by the Reporting Persons for the accounts of the White Rock Clients, by White Rock

                                                              Page 8 of 15 Pages


Partners, by White Rock Management, by Thomas U. Barton and by Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of the White Rock Clients, White Rock Partners, White Rock Management, Thomas U. Barton and Joseph U. Barton were acquired or disposed of for investment purposes. Neither the White Rock Clients, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

               The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, and/or the White Rock Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) White Rock Management may be deemed the beneficial owner of 2,366,000 Shares (approximately 20.37% of the total number of Shares outstanding). This number consists of (1) 2,134,000 Shares held for the accounts of the White Rock Clients, (2) 210,000 Shares held for the account of White Rock Partners and (3) 22,000 Shares held for its account.

                    (ii) White Rock, Inc. may be deemed the beneficial owner of 2,366,000 Shares (approximately 20.37% of the total number of Shares outstanding). This number consists of (1) 2,134,000 Shares held for the accounts of the White Rock Clients, (2) 210,000 Shares held for the account of White Rock Partners and (3) 22,000 Shares held for the account of White Rock Management.

                    (iii) Thomas U. Barton may be deemed the beneficial owner of 2,421,000 Shares (approximately 20.85% of the total number of Shares outstanding assuming the exercise of the Barton Options). This number consists of (1) 2,134,000 Shares held for the accounts of White Rock Clients, (2) 210,000 Shares held for the account of White Rock Partners, (3) 22,000 Shares held for the account of White Rock Management and (4) 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iv) Joseph U. Barton may be deemed the beneficial owner of 2,391,000 Shares (approximately 20.59% of the total number of Shares outstanding). This number consists of (1) 2,134,000 Shares held for the accounts of White Rock Clients, (2) 210,000 Shares held for the account of White Rock Partners, (3) 22,000 Shares held for the account of White Rock Management and
(4) 25,000 Shares held for his personal account.

                    (v) White Rock Partners may be deemed the beneficial owner of the 210,000 Shares held for its account (approximately 1.81% of the total number of Shares outstanding).

                                                              Page 9 of 15 Pages



               (b)  (i) Each of White  Rock  Management  (pursuant  to the White
Rock Contracts), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 2,134,000 Shares held for the accounts of the White Rock Clients.

                    (ii) Each of White Rock Management (as the general partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 210,000 Shares held for the account of White Rock Partners.

                    (iii) Thomas U. Barton has the sole power to direct the voting and disposition of the 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iv) Joseph U. Barton has the sole power to direct the voting and disposition of the 25,000 Shares held for his account.

                    (v) White Rock Partners has the sole power to direct the voting and disposition of the 210,000 Shares held for its account.

                    (vi) White Rock Management has the sole power to direct the voting and disposition of the 22,000 Shares held for his personal account.

               (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since March 12, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                    (ii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                    (iii) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                    (iv) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                    (v) The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

               (e) Not applicable.

                                                             Page 10 of 15 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 11, 1998                 WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                        By:  White Rock Capital, Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


                                   WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                   By:  White Rock Capital Inc.
                                        Its General Partner

                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President

                                                             Page 11 of 15 Pages



                                   WHITE ROCK CAPITAL, INC.

                                   By:  /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President


                                   /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton


                                   /S/ JOSEPH U. BARTON
                                   --------------------------------------------
                                   Joseph U. Barton



                                                                                                Page 12 of 15 Pages


                                                      ANNEX A

                                     RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                               HAIN FOOD GROUP, INC.




                                            Date of             Nature of            Number of           Price Per
For the Account of                        Transaction          Transaction            Shares              Share
------------------                        -----------          -----------           ---------           ---------
White Rock Clients/1/                       04/24/98               BUY                100,000                $21.143

                                            04/27/98               BUY                 5,000                 $20.3123

                                            04/29/98               BUY                25,000                 $20.3083

                                            05/01/98               BUY                40,000                 $21.536

                                            05/04/98               BUY                10,000                 $23.188

                                            05/05/98               BUY                20,000                 $21.029

                                            05/8/98                BUY                15,000                 $20.775

White Rock Partners/1/                      05/08/98               BUY                10,000                 $20.775











/1/  Transactions effected at the direction of White Rock Capital Management, L.P.


                                                             Page 13 of 15 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


A.        Joint Filing  Agreement dated May 11, 1998 by and among
          White Rock Capital  Partners,  L.P., White Rock Capital
          Management,  L.P., White Rock Capital,  Inc., Thomas U.
          Barton and Joseph U. Barton............................          14